

Mail Stop 7010

January 9, 2007

Via U.S. mail and facsimile

Mr. Luke C. Zouvas, Esq.
Applbaum & Zouvas LLP
925 Hotel Circle South
San Diego, CA 92108

> **Re: Baoshinn Corporation**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed December 27, 2006**
> **File No. 333-134991**

Dear Mr. Zouvas:

   We have reviewed your amended filing and your response and have the following comments. Please note that all page numbers reference the marked version that you filed on EDGAR. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements to comply with Item 310(g) of Regulation S-B, if applicable.

Cover Page of Prospectus

2. We note the disclosure in the last three sentences of the first paragraph under the heading "(a) The Offering Will Be Sold By Our Officers" on page 16. Please include this disclosure in the sixth paragraph of your cover page regarding the client trust account.

3. Please revise the item "Net proceeds to Baoshinn" in the proceeds table to correct the amount of minimum net proceeds. In this regard, we note that the minimum amount of net proceeds appears to be $200,000.

The Offering, page 7

4. We reissue comment 3 from our letter dated November 13, 2006. In this regard, we note that the minimum amount of net proceeds appears to be $200,000.

If we cannot raise additional capital…, page 10

5. We note the statements in this risk factor regarding the fact that you have verbal commitments from your shareholders to fund your operations for the next twelve months. It appears that this commitment expires in March 2007, as the verbal commitments were made in March 2006. We have the following comments:

- Please delete the references to the "next twelve months" and instead refer to the March 2007 date.

- Please disclose the amount of funds you need for your operations through March 2007.

- Please disclose your plans to fund your operations subsequent to March 2007 and the amount of funds you anticipate needing for your next twelve-month period.

Business Objective, page 26

6. We note your response to comment 7 from our letter dated November 13, 2006 and have the following comments:

- Please reconcile the last sentence of the first paragraph of this section with the first sentence of the second paragraph of this section. Please also reconcile with the third sentence of the second paragraph under the heading "Financing and Capital Expenditures" on page 33 in which you state that "Per verbal commitments by the investors, the company management has confidence that this offering will be subscribed in maximum to fund our operations."

- Please disclose the amount of funding that the private investors will provide.

- Please disclose the terms of the equity, including the purchase price, that will be issued to the private investors. Tell us supplementally why this offering should not be integrated with the registered public offering, considering the factors described in Rule 502(a) of Regulation D.

Marketing Strategies, page 29

7. We note your response to comment 9 from our letter dated November 13, 2006 and reissue this comment. Our previous comment had requested that you revise your disclosure to discuss your business as it currently exists, not as you plan to develop it in the future. Your prospectus may include a discussion of how you intend to develop your business in the future, but it must also include a detailed and clear discussion of the current state of your operations.

Competition and Market Trends, page 30

8. We note your response to comment 11 from our letter dated November 13, 2006 and we have the following comments:

    - Please describe in greater detail the "limitations and regulations" relating to e-ticketing that will limit its impact.

    - Please explain how e-ticketing is "not a growing trend" when you indicate in the immediately preceding sentence that it is a trend to which airlines are changing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

9. We note that you have included a discussion of your results of operations for the three and six months ended September 30, 2006 compared to the three and six months ended September 30, 2005. Please revise your MD&A to include a discussion of your results of operations for the year ended March 31, 2006 compared to year ended March 31, 2005. Please discuss significant changes in all line items in your consolidated statements of operations.

Dealer Prospectus Delivery Obligation, page 39

10. We note that you relocated this section in response to comment 16 from our letter dated November 13, 2006. However, the new location of this section is not the back cover page of your prospectus. The back cover page of your prospectus should be located immediately before Part II of your registration statement. Please revise accordingly.

11. We reissue comment 17 from our letter dated November 13, 2006.

Exhibits, page 62

12. Please ensure that all exhibits to your registration statement are listed in the exhibit index. In this regard, we note that Exhibit 10.1 does not appear to be listed in the index. Please revise accordingly.

Undertakings, page 63

13. Please provide the undertakings required by Items 512(a)(1), (2) and (3) of Regulation S-B.

14. Please provide the entire undertaking required by Item 512(e) of Regulation S-B.

Exhibit 5.1

15. We reissue comment 24 from our letter dated November 13, 2006. In this regard, we note that you must opine as to whether the shares previously issued <u>are</u> duly authorized, fully paid, and non-assessable.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director